Filed Pursuant to Rule 433

Registration Statement 333-264388

October 16, 2023

Gold

Leveraged & Inverse Leveraged Exchange Traded Notes

MICROSECTORS

Overview

The MicroSectors™ Gold Exchange Traded Notes (ETNs) are linked to the performance of the SPDR® Gold Shares ETF. Each ETN offers investors a return based on changes in the level of the SPDR® Gold Shares ETF, compounded daily, before taking into account fees. Each ETN has a specified leverage factor that is reset daily. This fact sheet relates to two separate ETN offerings.

Ticker	Exchange Traded Note
SHNY	MicroSectors™ Gold 3X Leveraged ETN
DULL	MicroSectors™ Gold -3X Inverse Leveraged ETN

Each ETN seeks a return on the underlying ETF **for a single day. The ETNs are not "buy and hold" investments and should not be expected to provide its respective return of the underlying ETF's cumulative return for periods greater than a day.**

ETN Details	DULL	SHNY
Intraday Indicative Value	DULLIV	SHNYIV
CUSIP	063679518	063679526
ISIN	US0636795181	US0636795264
Daily Investor Fee[1]	0.95% per annum, accrued on a daily basis	0.95% per annum, accrued on a daily basis
Daily Financing/Interest Rate[2]	US Federal Funds Effective Rate minus the Spread of 2% per annum, accrued on a daily basis*	Federal Reserve Bank Prime Loan Rate plus the Financing Spread of 2.75% per annum, accrued on a daily basis**
Leverage Factor	**-3X**	**+3X**
Leverage Reset Frequency	Daily	Daily
Exchange	NYSE Arca	NYSE Arca
Issuer	Bank of Montreal	Bank of Montreal
Initial Trade Date	2/21/2023	2/21/2023
Maturity Date	1/29/2043	1/29/2043

Benchmark

Ticker	Name	Weight
GLD	SPDR® Gold Shares ETF	100.00%

As of 9/18/2023. Index weightings and constituents are subject to change.

[1] The Daily Investor Fee is a per annum number that accrues on a daily basis.

[2] The Daily Financing & Interest Rates are per annum numbers that accrue on a daily basis. The Daily Financing Rate applies to SHNY, and the Daily Interest Rate applies to DULL.

** The Spread will initially be 2%, but may be increased to up to 4% at our option.*

*** The Financing Spread will initially be 2.75%, but may be increased to up to 5% at our option.*

Q3 2023 Daily Returns (7/3/2023 to 9/29/2023)

The following graph illustrates, for the indicated period, the daily changes in the closing level of the index, and the daily changes in the closing indicative note value of each ETN. Past performance is no indication of future results as to the index, or any ETN.



MicroSectors™ Gold 3X Leveraged ETNs
MicroSectors™ Gold -3X Inverse Leveraged ETNs
SPDR® Gold Shares ETF
6%
4%
2%
-0%
-2%
-4%
-6%
July 2023
August 2023
September 2023

Source: Bloomberg L.P.

The ETNs are not insured by the FDIC, and may lose value.

Continued on next page

GoldLeveraged & Inverse Leveraged Exchange Traded NotesCall Us (305) 742-0153Email Us info@rexshares.comVisit Us www.microsectors.comBank of Montreal, the issuer of the ETNs ("Bank of Montreal" or the "Issuer"), has filed a registration statement (including certain pricing supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the "SEC") about the offerings to which this free writing prospectus relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.The ETNs are senior, unsecured debt obligations of Bank of Montreal and are subject to Bank of Montreal's credit risk.Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.The ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. You should proceed with extreme caution in considering an investment in the ETNs. The ETNs do not guarantee the return of your investment. If the Closing Indicative Note Value or the Intraday Indicative Value for the ETNs is equal to or less than $0 at any time during an Exchange Business Day (each as defined in the applicable pricing supplement), you will lose all of your investment in the ETNs. Even if the ETF Closing Price has increased or decreased, as applicable, from the Initial ETF Price, you may receive less than the principal amount of your ETNs upon a call, redemption, at maturity, or if you sell your ETNs, as described more in the applicable pricing supplement. Leverage increases the sensitivity of your ETNs to changes in the price of the SPDR Gold Trust (the "ETF").The ETNs are not suitable for investors with longer-term investment objectives. In particular, the ETNs should be purchased only by sophisticated investors who do not intend to hold the ETNs as a buy and hold investment, who are willing to actively and continuously monitor their investment and who understand the consequences of investing in and of seeking daily resetting investment results, which are leveraged. Due to the effect of compounding, if the Indicative Note Value changes, any subsequent adverse change of the price of the ETF will result in a larger dollar reduction from the Indicative Note Value than if the Indicative Note Value remained constant. The ETNs are subject to intraday purchase risk. The Indicative Note Value is reset daily, and the leverage or exposure of the ETNs during any given Exchange Business Day may be greater than or less than the amount indicated by the name of the ETN.The ETNs are subject to a call right, which may adversely affect the value of, or your ability to sell, your ETNs. The ETNs do not pay any interest, and you will not have any ownership rights in the gold bullion owned by the ETF. The ETF Closing Price used to calculate any payment on the ETNs may be different from the ETF Closing Price at other times during the term of the ETNs. There are restrictions on your ability to request a redemption of the ETNs, and you will not know the amount due upon redemption at the time you elect to request that the ETNs be redeemed. The Issuer may sell additional ETNs but is under no obligation to do so.The value of the ETF depends upon the price of only one commodity, gold. Accordingly, an investment linked to the ETF may be more risky and volatile as compared to a security linked to a basket of more than one commodity. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors.Market disruptions may adversely affect your return. Significant aspects of the tax treatment of the ETNs are uncertain.The Intraday Indicative Value and the Indicative Note Value are not the same as the closing price or any other trading price of the ETNs in the secondary market. There is no assurance that your ETNs will be listed or continue to be listed on a securities exchange, and they may not have an active trading market. The value of the ETNs in the secondary market may be influenced by many unpredictable factors.The Issuer or its affiliates may have economic interests that are adverse to those of the holders of the ETNs as a result of its business, hedging and trading activities, or as Calculation Agent of the ETNs, and may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the ETNs, and may do so in the future.Please see the "Risk Factors" section in the applicable pricing supplement. We urge you to consult with your investment, legal, tax, accounting and other advisors before you invest in the ETNs.MicroSectorsTM and REXTM are registered trademarks of REX. The trademarks have been licensed for use for certain purposes by Bank of Montreal. The notes are not sponsored, endorsed, sold or promoted by REX or any of its affiliates (collectively, "REX Parties"). REX Parties make no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Fund to track general market performance. The REX Parties are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. REX Parties have no obligation or liability in connection with the administration, marketing or trading of the notes.The ETNs are not insured by the FDIC, and may lose value.